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Via EDGAR

Ms. Shannon Sobotka
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

May 31, 2017

Re:                             Vornado Realty Trust and Vornado Realty LP
Form 10-K for the Year Ended December 31, 2016

Filed February 13, 2017

Form 8-K

Filed February 14, 2017
File Nos. 001-11954 and 001-34482

Dear Ms. Sobotka:

On behalf of our clients, Vornado Realty Trust, a real estate investment trust organized in the State of Maryland (“Vornado”), and Vornado Realty L.P., a limited partnership organized in the State of Delaware (“VRLP” and, together with Vornado, the “Companies”), set forth below is the Companies’ response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission that you provided in your letter, dated May 18, 2017, with respect to the filings referenced above.

This letter is being filed electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Companies’ response.

Form 8-K filed on February 14, 2017

Exhibit 99.1 and Exhibit 99.2

1.              We note your use of multiple non-GAAP financial measures. In future filings, please ensure that you include all applicable 10(e) disclosures, in particular clearly labeling measures as non-GAAP and discussing the reasons each measure is useful.

Companies’ Response:

The Companies acknowledge the Staff’s comment and in future filings will ensure that they include all applicable disclosures required by Item 10(e) of Regulation S-K, in particular clearly labeling measures as non-GAAP and discussing the reasons each such measure is useful. The Companies note that in the case of filings other than the Companies’ Annual Reports on Form 10-K, the Companies may not include the reasons each measure is useful in reliance on Item 10(e)(iii) of Regulation S-K.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:	Joseph Macnow
Alan J. Rice
Matthew Iocco
(Vornado Realty Trust)